UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding proposed distribution of profits

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	The following will be the proposed distribution of the profits obtained during year 2022, to be considered at the Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2022
GENERAL MEETING OF SHAREHOLDERS
Information reported in Colombian Pesos

Net Income	2,541,179,242,599.03

With tax benefit	969,208,729,608.58
Without tax benefit	1,571,970,512,990.45

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			5,705,421,450,464.53
Year 2016 and previous years		1,868,680,585,710.79
With tax benefit	-
Without tax benefit	1,868,680,585,710.79
Year 2017 and following		10,948,506,093,976.70
With tax benefit	5,680,883,001,214.88
Without tax benefit	5,267,623,092,761.84

Spin-off in favor of the Shareholders of Grupo Aval		(6,644,277,525,941.12)

To be taken from income without benefit from years 2016	(6,644,277,525,941.12)
to 2020 and part of 2021.

Effect for applying IFRS NIIF		(431,200,409,601.80)

NIIF9, NIIF 15 and NIIF 16, between years 2018 and 2019 according to Decree 2131 of 2016 and Decree 2170 of 2017.
To be taken from profit balance without benefit of 2021.	(431,200,409,601.80)

Effect of applying Decree 2617 of 2022:
To be taken from income without benefit from 2016 and		(36,287,293,680.06)
prior years.

Adjustment in deferred tax due to change in income tax rate	(36,287,293,680.06)

Total Income available at the disposal of the General		8,246,600,693,063.56
Meeting of Shareholders:

To distribute a cash profit of $3.35 per share per month during the months of April 2023 to March 2024, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.		954,487,725,310.80

The dividends will be taken from the profits of years 2017 and following, subject to be distributed with benefit for the shareholders.	954,487,725,310.80

Note: Dividends will be paid within the first ten (10) days of each month according with applicable regulation. In accordance with article 2.23.1.1.4 of the Decree 2555 of 2010 (modified by Decree 4766 of 2011), and the Regulation of the Bolsa de Valores de Colombia, the profits corresponding to the month of April 2023, will be paid from the fourth trading day following the date on which the General Assembly of Shareholders approves the distribution of profits, that is, as of April 4; in this month the profit payment will be made until April 13.

Occasional reserve at the disposal of the General Meeting of Shareholders		7,292,112,967,752.76
Total with tax benefit:	5,695,604,005,512.74

Year 2022	969,208,729,608.58
Year 2021	1,640,360,938,555.18
Year 2020	1,524,244,600,639.30
Year 2019	1,561,789,736,709.67

Total without tax benefit:	1,596,508,962,240.02

Year 2022	1,571,970,512,990.45
Year 2021	24,538,449,249.57

TOTAL	8,246,600,693,063.56

Notes:

1.     The profits that are distributed from the profits of 2017 and following years, are subject to withholding tax at the source of dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.     Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding at the source of dividends will be transferred to all shareholders according to their participation, as a lower value to pay.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel